September 9, 2024

Richard Coulombe
Chief Financial Officer
The Lion Electric Company
921 Chemin de la Riviere-du-Nord
Saint-Jerome (Quebec) J7Y5G2

       Re: The Lion Electric Company
           Form 40-F for the Year Ended December 31, 2023
           File No. 001-40387
Dear Richard Coulombe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing